Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2024, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	1

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2024 to the corresponding three months of 2023 and balance sheet analysis as at 31 March 2024 with comparatives relating to 31 December 2023 and 31 March 2023. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 24 April 2024, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2023, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) has been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 42 to 46.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 43 to 44;
– Average allocated tangible equity (for businesses) is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 43 to 44;
– Average tangible shareholders’ equity (for Barclays Group) is calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 42 to 43;
–Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office represent group NII excluding IB NII and Head Office NII. The comparable IFRS measure is Group NII. A reconciliation is provided on page 45;
– Group operating costs represents group operating expenses excluding UK regulatory levies and litigation and conduct charges. The comparable IFRS measure is total operating expenses. A reconciliation is provided on page 45;
– Group operating expenses excluding litigation and conduct represents Group operating expenses excluding litigation and conduct charges. The comparable IFRS measure is total operating expenses. A reconciliation is provided on page 45;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 46;
– Return on average allocated tangible equity (for businesses) is calculated as annualised Group attributable profit, as a proportion of average shareholders’ tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 43 to 44;
– Return on average tangible shareholders’ equity (for Barclays Group) is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 42;
–Return on tangible equity excluding inorganic activity represents return on tangible equity excluding the impact of inorganic activity; and
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 45.

Barclays PLC	2

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations, and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections; developments in the UK’s relationship with the European Union (“EU”); the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	3

Performance Highlights
In Q124 Barclays delivered a return on equity (RoE) of 10.6%, return on tangible equity (RoTE) of 12.3%, a net asset value (NAV) per share of 387p and a tangible net asset value (TNAV) per share of 335p. RoTE1 target of greater than 10% in 2024 remains unchanged

•Group cost: income ratio of 60%. Target of c.63% in 2024 remains unchanged
•Delivered £0.2bn of the c.£1bn 2024 gross cost efficiency savings
•Loan loss rate (LLR) of 51bps, within the expected through the cycle range of 50-60bps
•CET1 ratio of 13.5%, in the middle of the target range of 13-14%
•Announced acquisition of Tesco Bank's retail banking business2, expected to complete in Q424
•Announced sale of the performing Italian mortgage portfolio, expected to complete in Q224
Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoE	RoTE	EPS	NAV per share	TNAV per share	CET1 ratio
Q124	£7.0bn	£2.3bn	£1.6bn	60%	51bps	10.6%	12.3%	10.3p	387p	335p	13.5%
Q124 Performance highlights:
•Group RoE was 10.6% (Q123: 12.8%), Group RoTE was 12.3% (Q123: 15.0%) with profit before tax of £2.3bn (Q123: £2.6bn)
•Group income of £7.0bn down 4% year-on-year, with Group net interest income (NII) of £3.1bn and Group NII excluding Barclays Investment Bank (IB) and Head Office of £2.7bn, of which Barclays UK NII of £1.5bn
–Barclays UK income decreased 7%, as higher structural hedge income was more than offset by adverse product dynamics in deposits and mortgages, in addition to the transfer of Wealth Management & Investments (WM&I) to Barclays Private Bank and Wealth Management (PBWM)3
–Barclays UK Corporate Bank (UKCB) income decreased 6%, reflecting lower liquidity pool income whilst maintaining stable average deposits
–PBWM income increased 20%, reflecting the transfer of WM&I from Barclays UK, partially offset by lower NII due to adverse deposit dynamics
–IB income decreased 7%. Within Global Markets, strong performance in Equities was more than offset by lower FICC income. In Investment Banking, increased fee income in Debt and Equity capital markets were more than offset by lower fee income in Advisory and lower income in Transaction banking
–Barclays US Consumer Bank (USCB) income increased 4%, reflecting higher cards balances
•Group total operating expenses were £4.2bn, up 2% year-on-year, including the £120m impact of the Bank of England (BoE) levy scheme
–Group operating costs decreased 3%, reflecting £0.2bn of efficiency savings, more than offsetting the impact of inflation, investment spend and business growth
•Credit impairment charges were £0.5bn (Q123: £0.5bn) with an LLR of 51bps (Q123: 52bps)
•CET1 ratio of 13.5% (December 2023: 13.8%), with Risk Weighted Assets (RWAs) of £349.6bn (December 2023: £342.7bn). NAV per share of 387p (December 2023: 382p) and TNAV per share of 335p (December 2023: 331p)

1Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.
2See Other matters on page 8 for further details on the acquisition of Tesco Bank's retail banking business.
3WM&I was transferred out of Barclays UK in Q223.

Barclays PLC	4

Performance Highlights
Group Financial Targets and Outlook:
2024
•Returns: targeting RoTE1 of greater than 10% and c.10.5% excluding inorganic activity
•Income: targeting Barclays Group NII excluding IB and Head Office2 of c.£10.7bn, of which Barclays UK NII of c.£6.1bn3
•Costs: targeting Group cost: income ratio of c.63%, which includes c.£1bn of gross efficiency savings in 2024
•Impairment: expect an LLR of 50-60bps through the cycle
•Capital: expect to operate within the CET1 ratio target range of 13-14%
2026
•Returns: targeting a greater than 12% RoTE1
•Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks. Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks. Dividends will continue to be paid semi-annually. This multi year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%
•Income: targeting Group total income of c.£30bn
•Costs: targeting total Group operating expenses of c.£17.0bn and a Group cost: income ratio of high 50s in percentage terms. This includes total gross efficiency savings of c.£2bn by 2026
•Impairment: expect an LLR of 50-60bps through the cycle
•Capital: expect to operate within the CET1 ratio target range of 13-14%
–Targeting IB RWAs of c.50% of Group RWAs in 2026
–Impact of regulatory change on RWAs in line with prior guidance, expected to be at lower end of 5–10% of Group RWAs. This includes c.£16bn RWAs expected in H224 due to USCB moving to Internal Ratings-Based (IRB) models

Prior period segmental comparators:
•Barclays segmental reporting now reflects five operating divisions, in addition to Head Office:
–Barclays UK
–Barclays UK Corporate Bank
–Barclays Private Bank and Wealth Management
–Barclays Investment Bank
–Barclays US Consumer Bank

1Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore reconciliations of the forward-looking non-IFRS measures “return on tangible equity” (target RoTE) and “return on tangible equity excluding inorganic activity” to an equivalent IFRS measure are not available without unreasonable efforts.
2Management does not assess forward-looking “Group NII excluding IB and Head Office” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.
3This excludes the impact of the acquisition of Tesco Bank's retail banking business, which is expected to generate annualised NII of c.£400m in the first year post-completion. See Other Matters on page 8 for further details of the acquisition.

Barclays PLC	5

Performance Highlights

Barclays Group results
for the three months ended	31.03.24	31.03.23
	£m	£m	% Change
Barclays UK	1,826	1,961	(7)
Barclays UK Corporate Bank	434	463	(6)
Barclays Private Bank and Wealth Management	312	259	20
Barclays Investment Bank	3,328	3,569	(7)
Barclays US Consumer Bank	859	826	4
Head Office	194	159	22
Total income	6,953	7,237	(4)
Operating costs	(3,998)	(4,111)	3
UK regulatory levies[1]	(120)	—	#DIV/0!
Litigation and conduct	(57)	1
Total operating expenses	(4,175)	(4,110)	(2)
Other net income/(expenses)	12	(5)
Profit before impairment	2,790	3,122	(11)
Credit impairment charges	(513)	(524)	2
Profit before tax	2,277	2,598	(12)
Tax charge	(465)	(561)	17
Profit after tax	1,812	2,037	(11)
Non-controlling interests	(3)	(8)	63
Other equity instrument holders	(259)	(246)	(5)
Attributable profit	1,550	1,783	(13)

Performance measures
Return on average shareholders' equity	10.6%	12.8%
Return on average tangible shareholders' equity	12.3%	15.0%
Average shareholders' equity (£bn)	58.3	55.9
Average tangible shareholders' equity (£bn)	50.5	47.6
Cost: income ratio	60%	57%
Loan loss rate (bps)	51	52
Basic earnings per ordinary share	10.3p	11.3p
Basic weighted average number of shares (m)	14,983	15,770	(5)
Period end number of shares (m)	15,091	15,701	(4)

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet and capital management[2]	£bn	£bn	£bn
Loans and advances at amortised cost	397.9	399.5	403.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,577.1	1,477.5	1,539.1
Deposits at amortised cost	552.3	538.8	555.7
Net asset value per share	387p	382p	356p
Tangible net asset value per share	335p	331p	301p
Common equity tier 1 ratio	13.5%	13.8%	13.6%
Common equity tier 1 capital	47.1	47.3	46.0
Risk weighted assets	349.6	342.7	338.4
UK leverage ratio	4.9%	5.2%	5.1%
UK leverage exposure	1,226.5	1,168.3	1,168.9

Funding and liquidity
Group liquidity pool (£bn)	323.5	298.1	333.0
Liquidity coverage ratio[3]	163%	161%	157%
Net stable funding ratio[4]	136%	138%	139%
Loan: deposit ratio	72%	74%	73%
1Comprises the impact of the BoE levy scheme and the UK bank levy.
2Refer to pages 34 to 38 for further information on how capital, RWAs and leverage are calculated.
3The liquidity coverage ratio (LCR) is now shown on an average basis, based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
4Represents average of the last four spot quarter end positions.

Barclays PLC	6

Group Finance Director's Review
Group performance
•Barclays delivered a profit before tax of £2,277m (Q123: £2,598m), RoE of 10.6% (Q123: 12.8%), RoTE of 12.3% (Q123: 15.0%) and earnings per share (EPS) of 10.3p (Q123: 11.3p)
•Group income decreased 4% to £6,953m as higher structural hedge income, strong performance in Equities and balance growth in USCB were more than offset by lower FICC income in IB, lower inflation linked income as well as adverse product dynamics in Barclays UK deposits and mortgages
•Group total operating expenses increased to £4,175m (Q123: £4,110m) including the £120m impact of the BoE levy scheme
–Group operating costs decreased 3% to £3,998m, reflecting efficiency savings, partially offset by the impact of inflation, investment spend and business growth
•Credit impairment charges were £513m (Q123: £524m), driven by the anticipated higher delinquencies in USCB, which led to a higher coverage ratio of 11.0% in that portfolio. Total coverage ratio remains stable at 1.4% (December 2023: 1.4%)
•The effective tax rate (ETR) was 20.4% (Q123: 21.6%)
•Attributable profit was £1,550m (Q123: £1,783m)
•Total assets increased to £1,577.1bn (December 2023: £1,477.5bn) driven by an increase in trading securities and secured lending in IB, and an increase in the liquidity pool due to increased deposits
•NAV per share increased to 387p (December 2023: 382p) and TNAV per share increased to 335p (December 2023: 331p) as EPS of 10.3p was partially offset by negative cash flow hedge reserve movements of 2p, and net negative other reserve movements
Group capital and leverage
•The CET1 ratio decreased to 13.5% (December 2023: 13.8%) as RWAs increased by £6.9bn to £349.6bn and CET1 capital decreased by £0.2bn to £47.1bn:
–c.40bps increase from attributable profit generated in the quarter
–c.40bps decrease driven by shareholder distributions including the £1.0bn share buyback announced with FY23 results and an accrual towards the FY24 dividend
–c.30bps decrease as a result of a £6.9bn increase in RWAs primarily driven by expected seasonal activity in the Investment Bank and regulatory model changes in Barclays UK which are expected to be partially offset for the full year
•The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) primarily due to a £58.2bn increase in leverage exposure to £1,226.5bn, largely driven by an increase in trading securities and secured lending in Global Markets

Group funding and liquidity
•The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
•The liquidity pool was £323.5bn (December 2023: £298.1bn). The increase in the liquidity pool was driven by the expected increase in short term bank deposits after a drop at the year-end and a strong deposit growth in International Corporate Bank which is partially offset by a slight seasonal decline in Barclays UK deposits
•The average1 Liquidity Coverage Ratio (LCR) increased to 163% (December 2023: 161%), equivalent to a surplus of £117.8bn (December 2023: £117.7bn)
•Total deposits increased by £13.5bn to £552.3bn (December 2023: £538.8bn)
•The average2 Net Stable Funding Ratio (NSFR) was 136% (December 2023: 138%), which represents a £160.4bn (December 2023: £167.1bn) surplus above the 100% regulatory requirement
•Wholesale funding outstanding, excluding repurchase agreements, was £190.6bn (December 2023: £176.8bn)
•The Group issued £5.4bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in Q124. The Group has a strong MREL position with a ratio of 33.4%, which is in excess of the regulatory requirement of 30.1% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

1Represents average of the last 12 spot month end ratios.
2Represents average of the last four spot quarter end ratios.

Barclays PLC	7

Group Finance Director's Review
Other matters
•Acquisition of Tesco Bank's retail banking business: on 9 February 2024, Barclays entered into an agreement with Tesco Personal Finance plc (operating using the trading name “Tesco Bank”) to acquire its retail banking business. The acquisition is expected to reduce Barclays' CET1 ratio by c.30bps on completion, which is expected to occur in Q424, subject to court sanction and regulatory approvals
•FCA motor finance review: in January 2024, the UK Financial Conduct Authority (FCA) announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. The FCA plans to set out next steps on this matter by the end of September 2024. Clydesdale Financial Services Limited (CFS), a member of the Group, ceased operating in the motor finance market in late 2019 but is co-operating fully with the FCA’s skilled person review, the outcome of which is unknown, including any potential financial impact. The FCA intervention followed two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against CFS in relation to commission arrangements and disclosure in the sale of motor finance products and a number of complaints and court claims, including some against CFS. We have commenced a judicial review challenge to the FOS in the High Court in relation to this decision
•BoE levy scheme: following parliamentary approval, the new levy process commenced in Q124 replacing the Cash Ratio Deposit scheme as a means of funding the Bank of England's monetary policy and financial stability operations. This change in scheme moves the charge from negative income recognised over the course of the year to an annual operating expense at the start of the levy year (running from 1 March to 28 February). Barclays' estimated contribution for the 2024/2025 financial year is £120m, reported in the UK regulatory levies account line, reducing Q124 Group RoE by c.0.6% and Group RoTE by c.0.7%. This will be partially offset by increased income of c.£75m through lower funding costs during 2024, with an expected overall net full year Group RoE impact of c.0.1% and Group RoTE impact of c.0.1%. The final charge is expected to be confirmed during Q324
•Disposal of Italian retail mortgages: on 24 April 2024, Barclays announced a transaction under which Barclays Bank Ireland PLC intends to dispose of its performing Italian retail mortgage book currently held in Head Office. The sale is expected to complete in Q224. It is expected to generate a pre-tax loss of c.£225m for the year to 31 December 2024 and reduce RWAs by c.£0.8bn at completion. The transaction is expected to be broadly neutral to Barclays’ CET1 ratio
–In addition, Barclays is in discussion with respect to the disposals of the remaining non-performing and Swiss-Franc linked Italian retail mortgage portfolios. Should such sales occur, they are together expected to generate a small pre-tax loss on sale, but also be broadly neutral to Barclays’ CET1 ratio
•Sale of German consumer finance business: Barclays is currently engaged in a process to sell its German consumer finance business (comprising credit cards, unsecured personal loans and deposits), held in Head Office, as part of our ambition to simplify Barclays and support our focus on growing our key businesses. The sale is expected to complete in H224, and be accretive to Barclays' CET1 ratio

Anna Cross, Group Finance Director

Barclays PLC	8

Results by Business

Barclays UK	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	1,549	1,618	(4)
Net fee, commission and other income	277	343	(19)
Total income	1,826	1,961	(7)
Operating costs	(1,007)	(1,092)	8
UK regulatory levies	(54)	—	#DIV/0!
Litigation and conduct	(2)	(2)	—
Total operating expenses	(1,063)	(1,094)	3
Other net income	—	—	#DIV/0!
Profit before impairment	763	867	(12)
Credit impairment charges	(58)	(113)	49
Profit before tax	705	754	(6)
Attributable profit	479	515	(7)

Performance measures
Return on average allocated equity	13.4%	14.8%
Return on average allocated tangible equity	18.5%	20.0%
Average allocated equity (£bn)	14.3	13.9
Average allocated tangible equity (£bn)	10.4	10.3
Cost: income ratio	58%	56%
Loan loss rate (bps)	11	20
Net interest margin	3.09%	3.18%

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	200.8	202.8	208.2
Total assets	293.3	293.1	308.6
Customer deposits at amortised cost	237.2	241.1	254.3
Loan: deposit ratio	92%	92%	90%
Risk weighted assets	76.5	73.5	74.6

Barclays PLC	9

Results by Business

Analysis of Barclays UK	Three months ended
	31.03.24	31.03.23
Analysis of total income	£m	£m	% Change
Personal Banking	1,128	1,253	(10)
Barclaycard Consumer UK	229	247	(7)
Business Banking	469	461	2
Total income	1,826	1,961	(7)

Analysis of credit impairment charges
Personal Banking	(14)	(28)	50
Barclaycard Consumer UK	(38)	(83)	54
Business Banking	(6)	(2)
Total credit impairment charges	(58)	(113)	49

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	169.0	170.1	173.6
Barclaycard Consumer UK	9.8	9.7	9.0
Business Banking	22.0	23.0	25.6
Total loans and advances to customers at amortised cost	200.8	202.8	208.2

Analysis of customer deposits at amortised cost
Personal Banking	183.4	185.4	194.3
Barclaycard Consumer UK	—	—	—
Business Banking	53.8	55.7	60.0
Total customer deposits at amortised cost	237.2	241.1	254.3

Barclays PLC	10

Results by Business
Barclays UK delivered a RoE of 13.4% and a RoTE of 18.5% supported by resilient returns and the continued investment in our transformation into a simpler, better and more balanced retail bank.
Income statement - Q124 compared to Q123
•Profit before tax decreased 6% to £705m with a RoE of 13.4% (Q123: 14.8%) and a RoTE of 18.5% (Q123: 20.0%)
•Total income decreased 7% to £1,826m. NII decreased 4% to £1,549m, as continued structural hedge momentum was more than offset by mortgage margin pressure and adverse deposit dynamics reflecting wider market trends. Net fee, commission and other income decreased 19% to £277m primarily from the impact of the transfer of WM&I to PBWM
•Total operating expenses decreased 3% to £1,063m driven by the transfer of WM&I to PBWM partially offset by the impact of inflation and the impact of the BoE levy scheme. Ongoing efficiency savings continue to be reinvested, including in our transformation programme to support sustainable improvement to the cost: income ratio
•Credit impairment charges were £58m (Q123: £113m), consistent with low delinquencies in UK cards, high quality mortgage lending portfolio and the improved macroeconomic outlook. UK cards 30 and 90 day arrears remained low at 0.9% (Q123: 0.9%) and 0.2% (Q123: 0.2%) respectively. The UK cards total coverage ratio was 6.5% (December 2023: 6.8%)
Balance sheet - 31 March 2024 compared to 31 December 2023
•Loans and advances to customers at amortised cost decreased by 1% to £200.8bn (December 2023: £202.8bn), reflecting subdued mortgage lending amid lower market demand and continued repayment of government scheme lending in Business Banking
•Customer deposits at amortised cost decreased 2% to £237.2bn (December 2023: £241.1bn), driven by reduced current account balances, reflecting broader market trends. The loan: deposit ratio remained stable at 92% (December 2023: 92%)
•RWAs increased to £76.5bn (December 2023: £73.5bn) driven by regulatory model changes which are expected to be partially offset for the full year

Barclays PLC	11

Results by Business

Barclays UK Corporate Bank	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	277	310	(11)
Net fee, commission, trading and other income	157	153	3
Total income	434	463	(6)
Operating costs	(221)	(210)	(5)
UK regulatory levies	(30)	—	#DIV/0!
Litigation and conduct	—	—
Total operating expenses	(251)	(210)	(20)
Other net income	—	1
Profit before impairment	183	254	(28)
Credit impairment charges	(15)	(24)	38
Profit before tax	168	230	(27)
Attributable profit	113	157	(28)

Performance measures
Return on average allocated equity	15.2%	21.7%
Return on average allocated tangible equity	15.2%	21.7%
Average allocated equity (£bn)	3.0	2.9
Average allocated tangible equity (£bn)	3.0	2.9
Cost: income ratio	58%	45%
Loan loss rate (bps)	23	36

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	25.7	26.4	27.2
Deposits at amortised cost	81.7	84.9	83.6
Risk weighted assets	21.4	20.9	20.2

	Three months ended
	31.03.24	31.03.23
Analysis of total income	£m	£m	% Change
Corporate lending	72	61	18
Transaction banking	362	402	(10)
Total income	434	463	(6)
UKCB delivered a RoE of 15.2% and a RoTE of 15.2%, with stable average deposits supporting strong returns despite lower liquidity pool income, the impact of the BoE levy scheme and continued investment to support future growth ambitions.
Income statement - Q124 compared to Q123
•Profit before tax decreased 27% to £168m with a RoE of 15.2% (Q123: 21.7%) and RoTE of 15.2% (Q123: 21.7%)
•Total income decreased 6% to £434m. NII decreased 11% to £277m reflecting lower liquidity pool income. Net fee, commission, trading and other income was stable at £157m (Q123: £153m)
•Total operating expenses increased 20% to £251m, reflecting the impact of the BoE levy scheme and higher investment spend to support future growth ambitions
•Credit impairment charges were £15m (Q123: £24m), driven by resilient underlying credit performance and the improved macroeconomic outlook
Balance sheet - 31 March 2024 compared to 31 December 2023
•RWAs were broadly stable at £21.4bn (December 2023: £20.9bn)

Barclays PLC	12

Results by Business

Barclays Private Bank and Wealth Management	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	175	181	(3)
Net fee, commission and other income	137	78	76
Total income	312	259	20
Operating costs	(214)	(144)	(49)
UK regulatory levies	(3)	—	#DIV/0!
Litigation and conduct	—	—
Total operating expenses	(217)	(144)	(51)
Other net income	—	—	#DIV/0!
Profit before impairment	95	115	(17)
Credit impairment charges	—	(3)
Profit before tax	95	112	(15)
Attributable profit	74	90	(18)

Performance measures
Return on average allocated equity	26.3%	31.6%
Return on average allocated tangible equity	28.7%	34.5%
Average allocated equity (£bn)	1.1	1.1
Average allocated tangible equity (£bn)	1.0	1.0
Cost: income ratio	70%	56%
Loan loss rate (bps)	—	7

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.7	13.6	14.3
Deposits at amortised cost	61.9	60.3	60.8
Risk weighted assets	7.2	7.2	7.5
Client assets and liabilities[1]	189.1	182.9	141.5
PBWM delivered a RoE of 26.3% and a RoTE of 28.7%, supported by growth in client balances of c.£48bn, which is predominantly invested assets2 as a result of WM&I transfer and underlying growth.
Income statement - Q124 compared to Q123
•Profit before tax decreased 15% to £95m with a RoE of 26.3% (Q123: 31.6%) and a RoTE of 28.7% (Q123: 34.5%)
•Total income increased 20% to £312m. NII decreased 3% to £175m mainly due to adverse deposit dynamics reflecting wider market trends. Net fee, commission and other income increased 76% to £137m reflecting the transfer of WM&I from Barclays UK and client balance growth
•Total operating expenses increased 51% to £217m, reflecting the transfer of WM&I from Barclays UK and higher investment spend to support growth
Balance sheet - 31 March 2024 compared to 31 December 2023
•RWAs were stable at £7.2bn (December 2023: £7.2bn)

1Client assets and liabilities refers to customer deposits, lending and invested assets, including c.£28bn WM&I invested assets transferred from Barclays UK in May 2023.
2Invested assets represent assets under management and supervision.

Barclays PLC	13

Results by Business

Barclays Investment Bank	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	197	159	24
Net trading income	1,982	2,435	(19)
Net fee, commission and other income	1,149	975	18
Total income	3,328	3,569	(7)
Operating costs	(1,957)	(2,032)	4
UK regulatory levies	(33)	—	#DIV/0!
Litigation and conduct	(9)	2
Total operating expenses	(1,999)	(2,030)	2
Other net expenses	—	(1)
Profit before impairment	1,329	1,538	(14)
Credit impairment releases/(charges)	10	(25)
Profit before tax	1,339	1,513	(12)
Attributable profit	899	1,048	(14)

Performance measures
Return on average allocated equity	12.0%	14.4%
Return on average allocated tangible equity	12.0%	14.4%
Average allocated equity (£bn)	30.0	29.1
Average allocated tangible equity (£bn)	30.0	29.1
Cost: income ratio	60%	57%
Loan loss rate (bps)	(4)	10

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.6	62.7	63.1
Loans and advances to banks at amortised cost	7.6	7.3	9.1
Debt securities at amortised cost	40.4	38.9	30.7
Loans and advances at amortised cost	112.6	108.9	102.9
Trading portfolio assets	195.3	174.5	137.6
Derivative financial instrument assets	248.9	255.1	256.5
Financial assets at fair value through the income statement	225.1	202.5	243.8
Cash collateral and settlement balances	129.8	102.3	124.3
Other assets	200.4	175.8	198.8
Total assets	1,112.1	1,019.1	1,063.9
Deposits at amortised cost	151.1	132.7	137.3
Derivative financial instrument liabilities	241.5	249.7	246.7
Risk weighted assets	200.4	197.3	198.0

	Three months ended
	31.03.24	31.03.23
Analysis of total income	£m	£m	% Change
FICC	1,404	1,788	(21)
Equities	883	704	25
Global Markets	2,287	2,492	(8)
Advisory	148	212	(30)
Equity capital markets	68	50	36
Debt capital markets	401	341	18
Fees	617	603	2
Corporate lending	42	33	27
Transaction banking	382	441	(13)
International Corporate Bank	424	474	(11)
Investment Banking	1,041	1,077	(3)
Total income	3,328	3,569	(7)

Barclays PLC	14

Results by Business
IB delivered a RoE of 12.0% and a RoTE of 12.0% reflecting the benefit of diversified income streams with an increase in Equities and Investment Banking fee income, offset by a decrease in FICC income from lower client activity, lower costs and a net credit impairment release following improvements in macro economic outlook.

Income statement - Q124 compared to Q123
•IB RoE was 12.0% (Q123: 14.4%) and RoTE was 12.0% (Q123: 14.4%) with a profit before tax of £1,339m (Q123: £1,513m)
•Total income decreased 7% to £3,328m
•Global Markets income decreased 8% to £2,287m as a strong performance in Equities was more than offset by lower income in FICC. Equities income increased 25% to £883m, driven by growth in Derivatives, Cash and Prime financing balances, additionally supported by a £125m fair value gain on Visa B shares. FICC income decreased 21% to £1,404m, reflecting lower client activity in Macro and the non-repeat of inflation benefit from prior year, partially offset by strong performance in securitised products
•Investment Banking income decreased 3% to £1,041m
◦Investment Banking fee income increased 2% to £617m driven by Equity and Debt capital markets. Equity and Debt capital markets fees increased 36% and 18% respectively, reflecting improved fee pool and market share1 with Advisory income decreasing 30% against a strong prior year comparator2
◦International Corporate Bank income decreased 11% to £424m, mainly driven by Transaction banking which decreased 13% to £382m due to margin compression as customers migrate to higher interest returning products whilst total deposit balances remained stable and lower liquidity pool income. Corporate lending income increased to £42m (Q123: £33m) mainly from lower costs of hedging
•Total operating expenses decreased 2% to £1,999m reflecting efficiency savings, partially offset by the impact of the BoE levy scheme and the impact of inflation
•Credit impairment net release of £10m (Q123: £25m charge), driven by the improved macroeconomic outlook and the benefit of credit protection with limited single name charges in the period
Balance sheet - 31 March 2024 compared to 31 December 2023
•RWAs increased to £200.4bn (December 2023: £197.3bn) driven by expected seasonal activity across Global Markets and Investment Banking

1Data source: Dealogic for the period covering 1 January to 31 March 2024.
2On a comparable basis, period covering 2014-Q124.

Barclays PLC	15

Results by Business

Barclays US Consumer Bank	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	688	634	9
Net fee, commission and other income	171	192	(11)
Total income	859	826	4
Operating costs	(387)	(427)	9
UK regulatory levies	—	—	#DIV/0!
Litigation and conduct	(3)	—	#DIV/0!
Total operating expenses	(390)	(427)	9
Other net income	—	—	#DIV/0!
Profit before impairment	469	399	18
Credit impairment charges	(410)	(321)	(28)
Profit before tax	59	78	(24)
Attributable profit	44	59	(25)

Performance measures
Return on average allocated equity	4.8%	6.0%
Return on average allocated tangible equity	5.3%	7.5%
Average allocated equity (£bn)	3.6	3.9
Average allocated tangible equity (£bn)	3.3	3.1
Cost: income ratio	46%	52%
Loan loss rate (bps)	610	515
Net interest margin	11.12%	10.97%

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.6	24.2	22.5
Deposits at amortised cost	20.3	19.7	18.1
Risk weighted assets	23.9	24.8	22.5
USCB delivered a RoE of 4.8% and a RoTE of 5.3%, with growth in cards balances, and sold c.£0.9bn ($1.1bn) of the outstanding credit card receivables to Blackstone, which reduced our capital requirements.
Income statement - Q124 compared to Q123
•Profit before tax was £59m (Q123: £78m) with a RoE of 4.8% (Q123: 6.0%) and RoTE of 5.3% (Q123: 7.5%)
•Total income increased 4% to £859m. NII increased of 9% to £688m reflecting higher cards balances. Net fee, commission and other income decreased 11% to £171m as increased profit drove a higher partner profit share
•Total operating expenses decreased 9% to £390m, driven by efficiency savings and lower marketing costs
•Credit impairment charges increased to £410m (Q123: £321m), driven by the anticipated higher delinquencies, which led to higher coverage ratios. 30 and 90 day arrears were 3.1% (Q123: 2.3%) and 1.7% (Q123: 1.2%) respectively. The US cards total coverage ratio was 11.0% (December 2023: 10.2%)
Balance sheet - 31 March 2024 compared to 31 December 2023
•RWAs decreased to £23.9bn (December 2023: £24.8bn), reflecting the Blackstone sale and the seasonal decline in receivables

Barclays PLC	16

Results by Business

Head Office	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	186	150	24
Net fee, commission and other income	8	8	—
Total income	194	159	22
Operating costs	(211)	(206)	(2)
UK regulatory levies	—	—	#DIV/0!
Litigation and conduct	(44)	(1)
Total operating expenses	(255)	(205)	(24)
Other net income/(expenses)	12	(5)
Loss before impairment	(49)	(51)	4
Credit impairment charges	(40)	(38)	(5)
Loss before tax	(89)	(89)	—
Attributable loss	(59)	(86)	31

Performance measures
Average allocated equity (£bn)	6.3	5.0
Average allocated tangible equity (£bn)	2.8	1.2

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	20.2	19.0	15.6
Income statement - Q124 compared to Q123
•Loss before tax was £89m (Q123: £89m)
•Total income increased to £194m (Q123: £159m) driven by a gain on disposal of a legacy investment and increased German cards income, partially offset by lower Payments income, hedge accounting and treasury items
•Total operating expenses increased to £255m (Q123: £205m) driven by higher litigation and conduct charges
•Credit impairment charges were £40m (Q123: £38m), reflecting stable credit performance
Balance sheet - 31 March 2024 compared to 31 December 2023
•RWAs increased to £20.2bn (December 2023: £19.0bn)

Barclays PLC	17

Quarterly Results Summary

Barclays Group
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,072	3,139	3,247	3,270	3,053	2,741	3,068	2,422
Net fee, commission and other income	3,881	2,459	3,011	3,015	4,184	3,060	2,883	4,286
Total income	6,953	5,598	6,258	6,285	7,237	5,801	5,951	6,708
Operating costs	(3,998)	(4,735)	(3,949)	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)
UK regulatory levies	(120)	(180)	—	—	—	(176)	—	—
Litigation and conduct	(57)	(5)	—	(33)	1	(79)	339	(1,334)
Total operating expenses	(4,175)	(4,920)	(3,949)	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)
Other net income/(expenses)	12	(16)	9	3	(5)	10	(1)	7
Profit before impairment	2,790	662	2,318	2,336	3,122	1,808	2,350	1,699
Credit impairment charges	(513)	(552)	(433)	(372)	(524)	(498)	(381)	(200)
Profit before tax	2,277	110	1,885	1,964	2,598	1,310	1,969	1,499
Tax (charges)/credit	(465)	23	(343)	(353)	(561)	33	(249)	(209)
Profit after tax	1,812	133	1,542	1,611	2,037	1,343	1,720	1,290
Non-controlling interests	(3)	(25)	(9)	(22)	(8)	(22)	(2)	(20)
Other equity instrument holders	(259)	(219)	(259)	(261)	(246)	(285)	(206)	(199)
Attributable profit/(loss)	1,550	(111)	1,274	1,328	1,783	1,036	1,512	1,071

Performance measures
Return on average shareholders' equity	10.6%	(0.8)%	9.3%	9.6%	12.8%	7.5%	10.6%	7.5%
Return on average tangible shareholders' equity	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%
Average shareholders' equity (£bn)	58.3	57.1	55.1	55.4	55.9	54.9	56.8	57.1
Average tangible shareholders' equity (£bn)	50.5	48.9	46.5	46.7	47.6	46.7	48.6	49.0
Cost: income ratio	60%	88%	63%	63%	57%	69%	60%	75%
Loan loss rate (bps)	51	54	42	37	52	49	36	20
Basic earnings per ordinary share	10.3p	(0.7)p	8.3p	8.6p	11.3p	6.5p	9.4p	6.4p
Basic weighted average number of shares (m)	14,983	15,092	15,405	15,523	15,770	15,828	16,148	16,684
Period end number of shares (m)	15,091	15,155	15,239	15,556	15,701	15,871	15,888	16,531

Balance sheet and capital management[1]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	332.1	333.3	339.6	337.4	343.6	343.3	346.3	337.2
Loans and advances to banks at amortised cost	8.5	9.5	11.5	10.9	11.0	10.0	12.5	12.5
Debt securities at amortised cost	57.4	56.7	54.3	53.1	48.9	45.5	54.8	46.1
Loans and advances at amortised cost	397.9	399.5	405.4	401.4	403.5	398.8	413.7	395.8
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
Total assets	1,577.1	1,477.5	1,591.7	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2
Deposits at amortised cost	552.3	538.8	561.3	554.7	555.7	545.8	574.4	568.7
Net asset value per share	387p	382p	370p	347p	356p	347p	338p	346p
Tangible net asset value per share	335p	331p	316p	291p	301p	295p	286p	297p
Common equity tier 1 ratio	13.5%	13.8%	14.0%	13.8%	13.6%	13.9%	13.8%	13.6%
Common equity tier 1 capital	47.1	47.3	48.0	46.6	46.0	46.9	48.6	46.7
Risk weighted assets	349.6	342.7	341.9	336.9	338.4	336.5	350.8	344.5
UK leverage ratio	4.9%	5.2%	5.0%	5.1%	5.1%	5.3%	5.0%	5.1%
UK leverage exposure	1,226.5	1,168.3	1,202.4	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2

Funding and liquidity
Group liquidity pool (£bn)	323.5	298.1	335.0	330.7	333.0	318.0	325.8	342.5
Liquidity coverage ratio[2]	163%	161%	159%	157%	157%	156%	156%	157%
Net stable funding ratio[3]	136%	138%	138%	139%	139%	137%
Loan: deposit ratio	72%	74%	72%	72%	73%	73%	72%	70%
1Refer to pages 34 to 38 for further information on how capital, RWAs and leverage are calculated.
2The Liquidity Coverage Ratio is based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
3Represents average of the last four spot quarter end positions.

Barclays PLC	18

Quarterly Results by Business

Barclays UK
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,549	1,575	1,578	1,660	1,618	1,600	1,561	1,393
Net fee, commission and other income	277	217	295	301	343	370	355	331
Total income	1,826	1,792	1,873	1,961	1,961	1,970	1,916	1,724
Operating costs	(1,007)	(1,153)	(1,058)	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)
UK regulatory levies	(54)	(30)	—	—	—	(26)	—	—
Litigation and conduct	(2)	(4)	9	5	(2)	(13)	(3)	(16)
Total operating expenses	(1,063)	(1,187)	(1,049)	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)
Other net income/(expenses)	—	—	—	—	—	1	(1)	—
Profit before impairment	763	605	824	876	867	824	843	623
Credit impairment charges	(58)	(37)	(59)	(95)	(113)	(157)	(81)	—
Profit before tax	705	568	765	781	754	667	762	623
Attributable profit	479	382	531	534	515	474	549	458

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	200.8	202.8	204.9	206.8	208.2	205.1	205.1	205.9
Customer deposits at amortised cost	237.2	241.1	243.2	249.8	254.3	258.0	261.0	261.5
Loan: deposit ratio	92%	92%	92%	90%	90%	87%	86%	85%
Risk weighted assets	76.5	73.5	73.2	73.0	74.6	73.1	73.2	72.2

Performance measures
Return on average allocated equity	13.4%	10.8%	15.2%	15.1%	14.8%	13.8%	16.3%	13.5%
Return on average allocated tangible equity	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%
Average allocated equity (£bn)	14.3	14.1	14.0	14.2	13.9	13.7	13.5	13.6
Average allocated tangible equity (£bn)	10.4	10.2	10.1	10.2	10.3	10.2	9.9	10.0
Cost: income ratio	58%	66%	56%	55%	56%	58%	56%	64%
Loan loss rate (bps)	11	7	10	17	20	27	14	—
Net interest margin	3.09%	3.07%	3.04%	3.22%	3.18%	3.10%	3.01%	2.71%

Barclays PLC	19

Quarterly Results by Business

Analysis of Barclays UK	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,128	1,067	1,165	1,244	1,253	1,229	1,212	1,077
Barclaycard Consumer UK	229	242	238	237	247	269	283	265
Business Banking	469	483	470	480	461	472	421	382
Total income	1,826	1,792	1,873	1,961	1,961	1,970	1,916	1,724

Analysis of credit impairment charges
Personal Banking	(14)	35	(85)	(92)	(28)	(120)	(26)	(42)
Barclaycard Consumer UK	(38)	(73)	29	(35)	(83)	(12)	2	84
Business Banking	(6)	1	(3)	32	(2)	(25)	(57)	(42)
Total credit impairment charges	(58)	(37)	(59)	(95)	(113)	(157)	(81)	—

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	169.0	170.1	172.3	173.3	173.6	169.7	168.7	167.1
Barclaycard Consumer UK	9.8	9.7	9.6	9.3	9.0	9.2	9.0	8.8
Business Banking	22.0	23.0	23.0	24.2	25.6	26.2	27.4	30.0
Total loans and advances to customers at amortised cost	200.8	202.8	204.9	206.8	208.2	205.1	205.1	205.9

Analysis of customer deposits at amortised cost
Personal Banking	183.4	185.4	186.1	191.1	194.3	195.6	197.3	197.0
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	53.8	55.7	57.1	58.7	60.0	62.4	63.7	64.5
Total customer deposits at amortised cost	237.2	241.1	243.2	249.8	254.3	258.0	261.0	261.5

Barclays PLC	20

Quarterly Results by Business

Barclays UK Corporate Bank
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	277	247	304	299	310	324	309	266
Net fee, commission, trading and other income	157	148	136	173	153	153	124	139
Total income	434	395	440	472	463	477	433	405
Operating costs	(221)	(258)	(224)	(213)	(210)	(213)	(209)	(198)
UK regulatory levies	(30)	(8)	—	—	—	(7)	—	—
Litigation and conduct	—	(1)	2	—	—	—	—	—
Total operating expenses	(251)	(267)	(222)	(213)	(210)	(220)	(209)	(198)
Other net (expenses)/income	—	(5)	—	1	1	1	—	—
Profit before impairment	183	123	218	260	254	258	224	207
Credit impairment (charges)/releases	(15)	(18)	(15)	84	(24)	(52)	32	29
Profit before tax	168	105	203	344	230	206	256	236
Attributable profit	113	59	129	239	157	131	172	166

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	25.7	26.4	26.9	26.9	27.2	26.9	27.2	27.1
Deposits at amortised cost	81.7	84.9	82.7	82.6	83.6	84.4	86.1	87.1
Risk weighted assets	21.4	20.9	19.5	20.6	20.2	21.1	20.4	21.0

Performance measures
Return on average allocated equity	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%	22.3%
Return on average allocated tangible equity	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%	22.3%
Average allocated equity (£bn)	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0
Average allocated tangible equity (£bn)	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0
Cost: income ratio	58%	68%	50%	45%	45%	46%	48%	49%
Loan loss rate (bps)	23	27	21	(123)	36	74	(45)	(42)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	72	64	69	68	61	66	56	63
Transaction banking	362	331	371	404	402	411	377	342
Total income	434	395	440	472	463	477	433	405

Barclays PLC	21

Quarterly Results by Business

Barclays Private Bank and Wealth Management
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	175	182	219	186	181	205	197	167
Net fee, commission and other income	137	131	118	113	78	81	72	78
Total income	312	313	337	299	259	286	269	245
Operating costs	(214)	(255)	(214)	(182)	(144)	(153)	(135)	(138)
UK regulatory levies	(3)	(4)	—	—	—	(4)	—	—
Litigation and conduct	—	2	—	—	—	—	—	—
Total operating expenses	(217)	(257)	(214)	(182)	(144)	(157)	(135)	(138)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	95	56	123	117	115	129	134	107
Credit impairment releases/(charges)	—	4	2	(7)	(3)	(10)	—	3
Profit before tax	95	60	125	110	112	119	134	110
Attributable profit	74	47	102	91	90	92	108	85

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.7	13.6	13.4	13.8	14.3	14.4	14.6	14.3
Deposits at amortised cost	61.9	60.3	59.7	59.2	60.8	62.3	62.9	59.1
Risk weighted assets	7.2	7.2	7.2	7.2	7.5	7.8	7.9	7.4
Client assets and liabilities	189.1	182.9	178.7	174.1	141.5	139.4	138.4	131.2

Performance measures
Return on average allocated equity	26.3%	17.4%	37.6%	32.8%	31.6%	32.1%	38.2%	30.7%
Return on average allocated tangible equity	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%	33.5%
Average allocated equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.2	1.1	1.1
Average allocated tangible equity (£bn)	1.0	1.0	1.0	1.0	1.0	1.1	1.0	1.0
Cost: income ratio	70%	82%	63%	61%	56%	55%	50%	56%
Loan loss rate (bps)	—	(10)	(7)	20	7	26	1	(7)

Barclays PLC	22

Quarterly Results by Business

Barclays Investment Bank
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	197	282	397	555	159	228	304	147
Net trading income	1,982	757	1,497	1,351	2,435	1,197	1,346	2,734
Net fee, commission and other income	1,149	998	792	837	975	731	794	801
Total income	3,328	2,037	2,686	2,743	3,569	2,156	2,444	3,682
Operating costs	(1,957)	(1,934)	(1,840)	(1,813)	(2,032)	(1,619)	(1,869)	(1,704)
UK regulatory levies	(33)	(123)	—	—	—	(119)	—	—
Litigation and conduct	(9)	(2)	6	(1)	2	(55)	498	(1,314)
Total operating expenses	(1,999)	(2,059)	(1,834)	(1,814)	(2,030)	(1,793)	(1,371)	(3,018)
Other net (expenses)/income	—	(1)	2	—	(1)	1	1	(1)
Profit/(loss) before impairment	1,329	(23)	854	929	1,538	364	1,074	663
Credit impairment releases/(charges)	10	(23)	23	(77)	(25)	(22)	(93)	(106)
Profit/(loss) before tax	1,339	(46)	877	852	1,513	342	981	557
Attributable profit/(loss)	899	(149)	580	562	1,048	313	847	418

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.6	62.7	62.3	59.1	63.1	64.6	67.5	60.5
Loans and advances to banks at amortised cost	7.6	7.3	9.5	9.0	9.1	8.1	10.1	10.0
Debt securities at amortised cost	40.4	38.9	36.3	35.1	30.7	27.2	36.2	29.3
Loans and advances at amortised cost	112.6	108.9	108.1	103.2	102.9	99.9	113.8	99.8
Trading portfolio assets	195.3	174.5	155.3	165.0	137.6	133.7	126.1	126.7
Derivative financial instrument assets	248.9	255.1	280.4	264.8	256.5	301.6	415.5	343.4
Financial assets at fair value through the income statement	225.1	202.5	237.2	231.1	243.8	209.4	243.6	208.0
Cash collateral and settlement balances	129.8	102.3	134.6	122.1	124.3	106.2	162.2	127.1
Deposits at amortised cost	151.1	132.7	154.2	142.9	137.3	121.5	143.4	142.5
Derivative financial instrument liabilities	241.5	249.7	268.3	254.5	246.7	288.9	394.2	321.2
Risk weighted assets	200.4	197.3	201.1	197.2	198.0	195.9	211.4	207.7

Performance measures
Return on average allocated equity	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%	5.6%
Return on average allocated tangible equity	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%	5.6%
Average allocated equity (£bn)	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9
Average allocated tangible equity (£bn)	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9
Cost: income ratio	60%	101%	68%	66%	57%	83%	56%	82%
Loan loss rate (bps)	(4)	8	(8)	30	10	9	32	42

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,404	724	1,147	1,186	1,788	976	1,546	1,529
Equities	883	431	675	563	704	440	246	1,411
Global Markets	2,287	1,155	1,822	1,749	2,492	1,416	1,792	2,940
Advisory	148	171	80	130	212	197	150	236
Equity capital markets	68	38	62	69	50	40	42	37
Debt capital markets	401	301	233	273	341	243	341	281
Fees	617	510	375	472	603	480	533	554
Corporate lending	42	(23)	103	100	33	(194)	(237)	(110)
Transaction banking	382	395	386	422	441	454	356	298
International Corporate Banking	424	372	489	522	474	260	119	188
Investment Banking	1,041	882	864	994	1,077	740	652	742
Total income	3,328	2,037	2,686	2,743	3,569	2,156	2,444	3,682

Barclays PLC	23

Quarterly Results by Business

Barclays US Consumer Bank
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	688	686	662	622	634	639	616	389
Net fee, commission, trading and other income	171	180	147	145	192	149	137	240
Total income	859	866	809	767	826	788	753	629
Operating costs	(387)	(418)	(404)	(401)	(427)	(425)	(429)	(365)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(3)	(2)	—	(4)	—	(3)	—	—
Total operating expenses	(390)	(420)	(404)	(405)	(427)	(428)	(429)	(365)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	469	446	405	362	399	360	324	264
Credit impairment charges	(410)	(449)	(404)	(264)	(321)	(224)	(172)	(108)
Profit/(loss) before tax	59	(3)	1	98	78	136	152	156
Attributable profit/(loss)	44	(3)	3	72	59	101	107	118

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.6	24.2	24.3	22.9	22.5	23.6	23.6	21.0
Deposits at amortised cost	20.3	19.7	19.3	17.9	18.1	18.3	19.8	17.8
Risk weighted assets	23.9	24.8	24.1	22.5	22.5	23.9	23.6	21.7

Performance measures
Return on average allocated equity	4.8%	(0.3)%	0.3%	7.5%	6.0%	9.9%	10.8%	14.0%
Return on average allocated tangible equity	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%	18.2%
Average allocated equity (£bn)	3.6	3.6	3.8	3.9	3.9	4.1	4.0	3.4
Average allocated tangible equity (£bn)	3.3	3.3	3.1	3.1	3.1	3.2	3.1	2.6
Cost: income ratio	46%	48%	50%	53%	52%	54%	57%	58%
Loan loss rate (bps)	610	636	582	411	515	337	257	179
Net interest margin	11.12%	10.88%	10.88%	10.66%	10.97%	10.64%	10.81%	8.37%

Barclays PLC	24

Quarterly Results by Business

Head Office
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	186	168	87	(52)	150	(253)	80	61
Net fee, commission and other income	8	27	26	96	8	378	55	(38)
Total income	194	195	113	43	159	124	136	23
Operating costs	(211)	(717)	(209)	(220)	(206)	(230)	(228)	(192)
UK regulatory levies	—	(14)	—	—	—	(20)	—	—
Litigation and conduct	(44)	1	(16)	(32)	(1)	(9)	(155)	(4)
Total operating expenses	(255)	(730)	(226)	(253)	(205)	(258)	(384)	(196)
Other net income/(expenses)	12	(10)	7	2	(5)	7	(1)	8
Loss before impairment	(49)	(545)	(106)	(208)	(51)	(127)	(249)	(165)
Credit impairment (charges)/releases	(40)	(29)	20	(13)	(38)	(33)	(67)	(18)
Loss before tax	(89)	(574)	(86)	(221)	(89)	(160)	(316)	(183)
Attributable loss	(59)	(447)	(71)	(170)	(86)	(75)	(271)	(174)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	20.2	19.0	16.8	16.4	15.6	14.7	14.3	14.5

Performance measures
Average allocated equity (£bn)	6.3	6.6	4.6	4.3	5.0	2.1	4.1	6.1
Average allocated tangible equity (£bn)	2.8	2.7	0.7	0.5	1.2	(1.6)	0.5	2.5

Barclays PLC	25

Performance Management

Margins and balances
	Three months ended 31.03.24			Three months ended 31.03.23
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,549	201,669	3.09	1,618	206,241	3.18
Barclays UK Corporate Bank	277	22,257	5.00	310	23,151	5.42
Barclays Private Bank and Wealth Management	175	13,593	5.17	181	14,445	5.08
Barclays US Consumer Bank	688	24,880	11.12	634	23,451	10.97
Group excluding IB and Head Office	2,689	262,399	4.12	2,743	267,288	4.16
Barclays Investment Bank	197			159
Head Office	186			150
Total Barclays Group net interest income	3,072			3,053
The Group excluding IB and Head Office NIM has decreased 4bps from 4.16% in Q123 to 4.12% in Q124, driven by adverse product dynamics in Barclays UK deposits and mortgages, partially offset by continued structural hedge income momentum across the Group.
The Group’s combined product and equity structural hedge notional amount at 31 March 2024 was £243bn (31 December 2023: £246bn), with an average duration of close to 2.5 years. Gross structural hedge contributions of £1,066m (Q123: £773m) and net structural hedge contributions of £(2,097)m (Q123: £(1,709)m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis
	Q124	Q423	Q323	Q223	Q123
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,549	1,575	1,578	1,660	1,618
Barclays UK Corporate Bank	277	247	304	299	310
Barclays Private Bank and Wealth Management	175	182	219	186	181
Barclays US Consumer Bank	688	686	662	622	634
Group excluding IB and Head Office	2,689	2,690	2,763	2,767	2,743

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	201,669	203,646	205,693	207,073	206,241
Barclays UK Corporate Bank	22,257	23,354	23,225	23,094	23,151
Barclays Private Bank and Wealth Management	13,593	13,525	13,594	14,173	14,445
Barclays US Consumer Bank	24,880	25,012	24,128	23,404	23,451
Group excluding IB and Head Office	262,399	265,537	266,640	267,744	267,288

Net interest margin	%	%	%	%	%
Barclays UK	3.09	3.07	3.04	3.22	3.18
Barclays UK Corporate Bank	5.00	4.19	5.19	5.19	5.42
Barclays Private Bank and Wealth Management	5.17	5.33	6.40	5.26	5.08
Barclays US Consumer Bank	11.12	10.88	10.88	10.66	10.97
Group excluding IB and Head Office	4.12	4.02	4.11	4.15	4.16

Barclays PLC	26

Credit Risk

Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio as at 31 March 2024.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.24	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	144,156	20,168	1,702	166,026	41	79	94	214
Retail credit cards	8,214	2,083	200	10,497	115	475	97	687
Retail other	6,959	1,229	196	8,384	56	116	144	316
Corporate loans[1]	52,204	8,264	1,618	62,086	179	214	336	729
Total UK	211,533	31,744	3,716	246,993	391	884	671	1,946
Retail mortgages	4,086	366	652	5,104	7	31	314	352
Retail credit cards	21,131	3,385	1,708	26,224	395	1,109	1,374	2,878
Retail other	1,560	79	202	1,841	3	1	27	31
Corporate loans	61,022	4,128	957	66,107	93	175	271	539
Total Rest of the World	87,799	7,958	3,519	99,276	498	1,316	1,986	3,800
Total loans and advances at amortised cost	299,332	39,702	7,235	346,269	889	2,200	2,657	5,746
Debt securities at amortised cost	53,478	3,941	—	57,419	10	10	—	20
Total loans and advances at amortised cost including debt securities	352,810	43,643	7,235	403,688	899	2,210	2,657	5,766
Off-balance sheet loan commitments and financial guarantee contracts[2]	386,834	21,184	1,025	409,043	196	289	23	508
Total[3,4]	739,644	64,827	8,260	812,731	1,095	2,499	2,680	6,274

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.24	£m	£m	£m	£m	%	%	%	%
Retail mortgages	144,115	20,089	1,608	165,812	—	0.4	5.5	0.1
Retail credit cards	8,099	1,608	103	9,810	1.4	22.8	48.5	6.5
Retail other	6,903	1,113	52	8,068	0.8	9.4	73.5	3.8
Corporate loans[1]	52,025	8,050	1,282	61,357	0.3	2.6	20.8	1.2
Total UK	211,142	30,860	3,045	245,047	0.2	2.8	18.1	0.8
Retail mortgages	4,079	335	338	4,752	0.2	8.5	48.2	6.9
Retail credit cards	20,736	2,276	334	23,346	1.9	32.8	80.4	11.0
Retail other	1,557	78	175	1,810	0.2	1.3	13.4	1.7
Corporate loans	60,929	3,953	686	65,568	0.2	4.2	28.3	0.8
Total Rest of the World	87,301	6,642	1,533	95,476	0.6	16.5	56.4	3.8
Total loans and advances at amortised cost	298,443	37,502	4,578	340,523	0.3	5.5	36.7	1.7
Debt securities at amortised cost	53,468	3,931	—	57,399	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	351,911	41,433	4,578	397,922	0.3	5.1	36.7	1.4
Off-balance sheet loan commitments and financial guarantee contracts[2]	386,638	20,895	1,002	408,535	0.1	1.4	2.2	0.1
Total[3,4]	738,549	62,328	5,580	806,457	0.1	3.9	32.4	0.8
1Includes Business Banking, which has a gross exposure of £14.6bn and an impairment allowance of £411m. This comprises £91m impairment allowance on £9.7bn Stage 1 exposure, £76m on £3.7bn Stage 2 exposure and £244m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.7%.
2Excludes loan commitments and financial guarantees of £15.4bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £220.1bn and impairment allowance of £150m. This comprises £17m impairment allowance on £219.5bn Stage 1 exposure, £2m on £0.4bn Stage 2 exposure and £131m on £141m Stage 3 exposure.
4The annualised loan loss rate is 51bps after applying the total impairment charge of £513m.

Barclays PLC	27

Credit Risk

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,001	19,123	1,812	166,936	43	77	112	232
Retail credit cards	8,094	2,128	198	10,420	111	492	107	710
Retail other	6,832	1,252	264	8,348	56	117	144	317
Corporate loans[1]	54,257	8,673	1,692	64,622	191	214	346	751
Total UK	215,184	31,176	3,966	250,326	401	900	709	2,010
Retail mortgages	4,201	346	612	5,159	7	28	316	351
Retail credit cards	22,315	3,450	1,522	27,287	412	1,138	1,226	2,776
Retail other	1,637	91	229	1,957	3	1	32	36
Corporate loans	58,248	4,629	862	63,739	96	200	252	548
Total Rest of the World	86,401	8,516	3,225	98,142	518	1,367	1,826	3,711
Total loans and advances at amortised cost	301,585	39,692	7,191	348,468	919	2,267	2,535	5,721
Debt securities	52,869	3,907	—	56,776	11	16	—	27
Total loans and advances at amortised cost including debt securities	354,454	43,599	7,191	405,244	930	2,283	2,535	5,748
Off-balance sheet loan commitments and financial guarantee contracts[2]	374,063	24,208	1,037	399,308	173	287	44	504
Total[3,4]	728,517	67,807	8,228	804,552	1,103	2,570	2,579	6,252

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,958	19,046	1,700	166,704	—	0.4	6.2	0.1
Retail credit cards	7,983	1,636	91	9,710	1.4	23.1	54.0	6.8
Retail other	6,776	1,135	120	8,031	0.8	9.3	54.5	3.8
Corporate loans[1]	54,066	8,459	1,346	63,871	0.4	2.5	20.4	1.2
Total UK	214,783	30,276	3,257	248,316	0.2	2.9	17.9	0.8
Retail mortgages	4,194	318	296	4,808	0.2	8.1	51.6	6.8
Retail credit cards	21,903	2,312	296	24,511	1.8	33.0	80.6	10.2
Retail other	1,634	90	197	1,921	0.2	1.1	14.0	1.8
Corporate loans	58,152	4,429	610	63,191	0.2	4.3	29.2	0.9
Total Rest of the World	85,883	7,149	1,399	94,431	0.6	16.1	56.6	3.8
Total loans and advances at amortised cost	300,666	37,425	4,656	342,747	0.3	5.7	35.3	1.6
Debt securities	52,858	3,891	—	56,749	—	0.4	—	—
Total loans and advances at amortised cost including debt securities	353,524	41,316	4,656	399,496	0.3	5.2	35.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts[2]	373,890	23,921	993	398,804	—	1.2	4.2	0.1
Total[3,4]	727,414	65,237	5,649	798,300	0.2	3.8	31.3	0.8
1Includes Business Banking, which has a gross exposure of £15.2bn and an impairment allowance of £431m. This comprises £99m impairment allowance on £9.8bn Stage 1 exposure, £81m on £4.1bn Stage 2 exposure and £251m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.6%.
2Excludes loan commitments and financial guarantees of £16.5bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £183.6bn and impairment allowance of £151m. This comprises £16m impairment allowance on £182.8bn Stage 1 exposure, £2m on £0.6bn Stage 2 exposure and £133m on £140m Stage 3 exposure.
4The annualised loan loss rate is 46bps after applying the total impairment charge of £1,881m.

Barclays PLC	28

Credit Risk
Assets held for sale
During 2023, gross loans and advances and related impairment allowances for the German consumer finance business portfolio were reclassified from loans and advances to customers to assets held for sale in the balance sheet.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.03.24	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,555	14	0.9	504	45	8.9	94	70	74.5	2,153	129	6.0
Retail other	1,432	20	1.4	285	36	12.6	82	58	70.7	1,799	114	6.3
Total Rest of the World	2,987	34	1.1	789	81	10.3	176	128	72.7	3,952	243	6.1

As at 31.12.23
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total Rest of the World	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8

Barclays PLC	29

Credit Risk
Loans and advances at amortised cost by product
The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.03.24	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	148,242	17,741	1,992	801	20,534	2,354	171,130
Retail credit cards	29,345	4,759	394	315	5,468	1,908	36,721
Retail other	8,519	1,063	153	92	1,308	398	10,225
Corporate loans	113,226	12,095	149	148	12,392	2,575	128,193
Total	299,332	35,658	2,688	1,356	39,702	7,235	346,269

Impairment allowance
Retail mortgages	48	75	17	18	110	408	566
Retail credit cards	510	1,224	164	196	1,584	1,471	3,565
Retail other	59	81	18	18	117	171	347
Corporate loans	272	372	8	9	389	607	1,268
Total	889	1,752	207	241	2,200	2,657	5,746

Net exposure
Retail mortgages	148,194	17,666	1,975	783	20,424	1,946	170,564
Retail credit cards	28,835	3,535	230	119	3,884	437	33,156
Retail other	8,460	982	135	74	1,191	227	9,878
Corporate loans	112,954	11,723	141	139	12,003	1,968	126,925
Total	298,443	33,906	2,481	1,115	37,502	4,578	340,523

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	0.9	2.2	0.5	17.3	0.3
Retail credit cards	1.7	25.7	41.6	62.2	29.0	77.1	9.7
Retail other	0.7	7.6	11.8	19.6	8.9	43.0	3.4
Corporate loans	0.2	3.1	5.4	6.1	3.1	23.6	1.0
Total	0.3	4.9	7.7	17.8	5.5	36.7	1.7

As at 31.12.23
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	150,202	16,834	1,971	664	19,469	2,424	172,095
Retail credit cards	30,409	4,858	392	328	5,578	1,720	37,707
Retail other	8,469	1,094	126	123	1,343	493	10,305
Corporate loans	112,505	12,960	179	163	13,302	2,554	128,361
Total	301,585	35,746	2,668	1,278	39,692	7,191	348,468

Impairment allowance
Retail mortgages	50	73	20	12	105	428	583
Retail credit cards	523	1,257	166	207	1,630	1,333	3,486
Retail other	59	82	18	18	118	176	353
Corporate loans	287	399	8	7	414	598	1,299
Total	919	1,811	212	244	2,267	2,535	5,721

Net exposure
Retail mortgages	150,152	16,761	1,951	652	19,364	1,996	171,512
Retail credit cards	29,886	3,601	226	121	3,948	387	34,221
Retail other	8,410	1,012	108	105	1,225	317	9,952
Corporate loans	112,218	12,561	171	156	12,888	1,956	127,062
Total	300,666	33,935	2,456	1,034	37,425	4,656	342,747

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.0	1.8	0.5	17.7	0.3
Retail credit cards	1.7	25.9	42.3	63.1	29.2	77.5	9.2
Retail other	0.7	7.5	14.3	14.6	8.8	35.7	3.4
Corporate loans	0.3	3.1	4.5	4.3	3.1	23.4	1.0
Total	0.3	5.1	7.9	19.1	5.7	35.3	1.6

Barclays PLC	30

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s expected credit losses charge were refreshed in Q124 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, GDP growth remains weak in the coming quarters and beyond as restrictive monetary policies, which impact economies with a lag, continue to restrain growth. Having peaked in 2022, consumer price inflation in the UK and the euro area eases back to around 2% in 2024. In the US, this adjustment takes a few additional quarters. The UK unemployment rate rises over 2024, and then remains in the 4.5-5.0% range. US unemployment rises to 4.2% at Q324 and then stabilises. With the significant decline in inflationary pressures, major central banks begin to cut rates in Q224. UK house prices remain weak in 2024 before stabilising and resuming the upward trend from 2025. The housing market in the US remains more resilient, with house prices continuing to grow.
In the Downside 2 scenario, inflationary pressures are assumed to intensify again, mainly driven by strong wage growth. Central banks raise rates further, with the UK bank rate and the US federal funds rate each reaching 8.5% in Q424. Major economies experience a rapid tightening of financial conditions alongside a significant increase in market volatility resulting in a sharp repricing of assets and higher credit losses. Central banks are forced to cut interest rates aggressively. Falling demand reduces UK and US GDP and headline inflation drops significantly. In the Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth without creating new inflationary pressures. With inflation continuing to fall, central banks lower interest rates, further stimulating aggregate demand, leading to reduced unemployment and GDP growth.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 33.
The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Barclays PLC	31

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 31.03.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP[1]	0.1	1.2	1.6	1.7	1.7
UK unemployment[2]	4.6	4.6	4.6	4.7	4.9
UK HPI[3]	(1.4)	0.8	3.4	3.7	3.7
UK bank rate	4.9	3.9	3.6	3.5	3.5
US GDP[1]	1.9	1.6	1.9	1.9	1.9
US unemployment[4]	4.1	4.2	4.2	4.2	4.2
US HPI[5]	3.4	3.0	3.3	3.3	3.3
US federal funds rate	5.0	3.9	3.8	3.8	3.8

Downside 2
UK GDP[1]	(0.9)	(3.4)	1.8	1.8	1.2
UK unemployment[2]	4.7	7.4	6.6	5.4	5.1
UK HPI[3]	(8.6)	(22.9)	9.7	13.9	7.0
UK bank rate	6.8	2.1	1.0	1.0	1.0
US GDP[1]	1.0	(3.0)	2.6	2.3	1.7
US unemployment[4]	4.6	6.9	6.1	5.2	4.9
US HPI[5]	(2.5)	(9.2)	4.9	7.6	4.7
US federal funds rate	6.6	2.4	1.5	1.5	1.5

Downside 1
UK GDP[1]	(0.4)	(1.2)	1.7	1.8	1.5
UK unemployment[2]	4.6	6.0	5.6	5.1	5.0
UK HPI[3]	(5.0)	(11.6)	6.5	8.7	5.4
UK bank rate	5.8	3.0	2.3	2.3	2.3
US GDP[1]	1.4	(0.7)	2.2	2.1	1.8
US unemployment[4]	4.4	5.5	5.2	4.7	4.6
US HPI[5]	0.4	(3.2)	4.1	5.4	4.0
US federal funds rate	5.8	3.2	2.6	2.6	2.6

Upside 2
UK GDP[1]	1.1	4.0	3.1	2.5	2.3
UK unemployment[2]	4.1	3.6	3.6	3.6	3.6
UK HPI[3]	8.0	11.0	5.8	3.4	3.0
UK bank rate	4.7	2.9	2.5	2.5	2.5
US GDP[1]	2.7	3.2	2.8	2.8	2.8
US unemployment[4]	3.7	3.6	3.5	3.5	3.5
US HPI[5]	6.0	3.9	4.7	4.6	4.6
US federal funds rate	4.8	3.1	2.8	2.8	2.8

Upside 1
UK GDP[1]	0.6	2.6	2.3	2.1	2.0
UK unemployment[2]	4.3	4.1	4.1	4.2	4.3
UK HPI[3]	3.3	5.8	4.6	3.6	3.3
UK bank rate	4.8	3.4	3.1	3.0	3.0
US GDP[1]	2.3	2.4	2.4	2.4	2.4
US unemployment[4]	3.9	3.9	3.9	3.9	3.9
US HPI[5]	4.7	3.4	4.0	3.9	3.9
US federal funds rate	4.9	3.5	3.3	3.3	3.3

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	32

Credit Risk

As at 31.12.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP[1]	0.5	0.3	1.2	1.6	1.6
UK unemployment[2]	4.2	4.7	4.7	4.8	5.0
UK HPI[3]	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate	4.7	4.9	4.1	3.8	3.5
US GDP[1]	2.4	1.3	1.7	1.9	1.9
US unemployment[4]	3.7	4.3	4.3	4.3	4.3
US HPI[5]	5.4	3.4	3.0	3.3	3.3
US federal funds rate	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP[1]	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment[2]	4.2	5.2	7.9	6.3	5.5
UK HPI[3]	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate	4.7	6.6	1.3	1.0	1.0
US GDP[1]	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment[4]	3.7	5.2	7.2	5.9	5.2
US HPI[5]	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP[1]	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment[2]	4.2	4.9	6.3	5.6	5.2
UK HPI[3]	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate	4.7	5.8	2.7	2.5	2.3
US GDP[1]	2.4	0.3	(0.2)	2.5	1.9
US unemployment[4]	3.7	4.7	5.8	5.1	4.8
US HPI[5]	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP[1]	0.5	2.4	3.7	2.9	2.4
UK unemployment[2]	4.2	3.9	3.5	3.6	3.6
UK HPI[3]	(3.3)	7.8	7.6	4.5	5.6
UK bank rate	4.7	4.3	2.7	2.5	2.5
US GDP[1]	2.4	2.8	3.1	2.8	2.8
US unemployment[4]	3.7	3.5	3.6	3.6	3.6
US HPI[5]	5.4	6.1	4.3	4.5	4.6
US federal funds rate	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP[1]	0.5	1.4	2.5	2.3	2.0
UK unemployment[2]	4.2	4.3	4.1	4.2	4.3
UK HPI[3]	(3.3)	1.2	4.1	3.8	5.4
UK bank rate	4.7	4.6	3.4	3.3	3.0
US GDP[1]	2.4	2.0	2.4	2.4	2.4
US unemployment[4]	3.7	3.9	3.9	4.0	4.0
US HPI[5]	5.4	4.7	3.7	3.9	3.9
US federal funds rate	5.1	4.7	3.5	3.3	3.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.24
Scenario probability weighting	14.6	25.5	32.6	17.6	9.7
As at 31.12.23
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8

Barclays PLC	33

Treasury and Capital Risk
Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 remained 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.9% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement as per the PRA's Individual Capital Requirement is 4.6% of which at least 56.25% needs to be met with CET1 capital, equating to 2.6% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Leverage
The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.6% Pillar 2A equating to 25.2% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.
In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Barclays PLC	34

Treasury and Capital Risk

Capital ratios[1,2]	As at 31.03.24	As at 31.12.23
CET1	13.5%	13.8%
T1	17.3%	17.7%
Total regulatory capital	19.6%	20.1%
MREL ratio as a percentage of total RWAs	33.4%	33.6%

Own funds and eligible liabilities	£m	£m
Total equity excluding non-controlling interests per the balance sheet	71,680	71,204
Less: other equity instruments (recognised as AT1 capital)	(13,241)	(13,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(1,123)	(795)
Adjustment to retained earnings for foreseeable repurchase of shares	(796)	—
Adjustment to retained earnings for foreseeable other equity coupons	(46)	(43)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,834)	(1,901)
Goodwill and intangible assets	(7,807)	(7,790)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,558)	(1,630)
Fair value reserves related to gains or losses on cash flow hedges	4,049	3,707
Excess of expected losses over impairment	(299)	(296)
Gains or losses on liabilities at fair value resulting from own credit	378	136
Defined benefit pension fund assets	(2,509)	(2,654)
Direct and indirect holdings by an institution of own CET1 instruments	(3)	(20)
Adjustment under IFRS 9 transitional arrangements	137	288
Other regulatory adjustments	116	357
CET1 capital	47,144	47,304

AT1 capital
Capital instruments and related share premium accounts	13,263	13,263
Other regulatory adjustments and deductions	(22)	(60)
AT1 capital	13,241	13,203

T1 capital	60,385	60,507

T2 capital
Capital instruments and related share premium accounts	7,704	7,966
Qualifying T2 capital (including minority interests) issued by subsidiaries	401	569
Other regulatory adjustments and deductions	(35)	(160)
Total regulatory capital	68,455	68,882

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(401)	(569)
Eligible liabilities	48,770	46,995

Total own funds and eligible liabilities[3]	116,824	115,308

Total RWAs	349,635	342,717

1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.4%, with £47.0bn of CET1 capital and £349.6bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3As at 31 March 2024, the Group's MREL requirement, excluding the PRA buffer, was to hold £105.2bn of own funds and eligible liabilities equating to 30.1% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Barclays PLC	35

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 31.03.24
£m
Opening CET1 capital	47,304

Profit for the period attributable to equity holders	1,809
Own credit relating to derivative liabilities	19
Ordinary share dividends paid and foreseen	(328)
Purchased and foreseeable share repurchase	(1,000)
Other equity coupons paid and foreseen	(262)
Increase in retained regulatory capital generated from earnings	238

Net impact of share schemes	(241)
Fair value through other comprehensive income reserve	(169)
Currency translation reserve	37
Other reserves	2
Decrease in other qualifying reserves	(371)

Pension remeasurements within reserves	(153)
Defined benefit pension fund asset deduction	145
Net impact of pensions	(8)

Additional value adjustments (PVA)	67
Goodwill and intangible assets	(17)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	72
Excess of expected loss over impairment	(3)
Direct and indirect holdings by an institution of own CET1 instruments	17
Adjustment under IFRS 9 transitional arrangements	(151)
Other regulatory adjustments	(4)
Decrease in regulatory capital due to adjustments and deductions	(19)

Closing CET1 capital	47,144
CET1 capital decreased £0.2bn to £47.1bn (December 2023: £47.3bn), primarily due to:

•£1.8bn of capital generated from profit partially offset by distributions of £1.6bn comprising:
–£1.0bn of share buybacks announced with FY23 results
–£0.3bn accrual towards the FY24 dividend
–£0.3bn of equity coupons paid and foreseen
•£0.4bn decrease in other qualifying reserves including a reduction in the fair value through other comprehensive reserve and vesting of shares in employee share schemes

Barclays PLC	36

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	10,220	54,103	184	—	—	109	190	—	11,715	76,521
Barclays UK Corporate Bank	3,453	13,966	105	364	—	34	2	484	3,024	21,432
Barclays Private Bank & Wealth Management	4,678	452	173	28	—	19	—	292	1,546	7,188
Barclays Investment Bank	39,230	53,204	20,182	23,437	48	2,789	13,727	23,631	24,179	200,427
Barclays US Consumer Bank	18,817	1,001	—	—	—	—	—	—	4,051	23,869
Head Office	6,409	12,535	1	18	—	4	1	187	1,043	20,198
Barclays Group	82,807	135,261	20,645	23,847	48	2,955	13,920	24,594	45,558	349,635
As at 31.12.23
Barclays UK	10,472	50,761	178	—	—	94	274	—	11,715	73,494
Barclays UK Corporate Bank	3,458	13,415	262	167	—	14	2	541	3,024	20,883
Barclays Private Bank & Wealth Management	4,611	455	182	27	—	30	1	322	1,546	7,174
Barclays Investment Bank	37,749	52,190	18,512	21,873	159	3,248	14,623	24,749	24,179	197,282
Barclays US Consumer Bank	19,824	966	—	—	—	—	—	—	4,051	24,841
Head Office	6,772	10,951	1	21	—	6	1	248	1,043	19,043
Barclays Group	82,886	128,738	19,135	22,088	159	3,392	14,901	25,860	45,558	342,717

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.23)	211,624	44,774	40,761	45,558	342,717
Book size	2,968	2,567	(2,281)	—	3,254
Acquisitions and disposals	—	—	—	—	—
Book quality	(653)	(134)	—	—	(787)
Model updates	—	—	—	—	—
Methodology and policy	3,903	399	—	—	4,302
Foreign exchange movements[1]	226	(111)	34	—	149
Total RWA movements	6,444	2,721	(2,247)	—	6,918
Closing RWAs (as at 31.03.24)	218,068	47,495	38,514	45,558	349,635
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Overall RWAs increased £6.9bn to £349.6bn (December 2023: £342.7bn).
Credit risk RWAs increased £6.4bn:
•A £3.0bn increase in book size primarily driven by expected seasonal activity in the Investment Bank
•A £3.9bn increase in methodology and policy primarily driven by regulatory model changes in Barclays UK
Counterparty Credit risk RWAs increased £2.7bn:
•A £2.6bn increase in book size primarily due to expected seasonal activity in Global Markets
Market risk RWAs decreased £2.2bn:
•A £2.3bn decrease in book size including a reduction of the Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition

Barclays PLC	37

Treasury and Capital Risk

Leverage ratios[1,2]	As at 31.03.24	As at 31.12.23
	£m	£m
UK leverage ratio[3]	4.9%	5.2%
T1 capital	60,385	60,507
UK leverage exposure	1,226,450	1,168,275
Average UK leverage ratio	4.7%	4.8%
Average T1 capital	60,466	60,343
Average UK leverage exposure	1,295,509	1,266,880
1Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2Fully loaded UK leverage ratio was 4.9%, with £60.2bn of T1 capital and £1,226.3bn of leverage exposure. Fully loaded average UK leverage ratio was 4.7% with £60.3bn of T1 capital and £1,295.4bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.4bn and against the 0.3% CCLB was £3.7bn.
The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) primarily due to a £58.2bn increase in leverage exposure to £1,226.5bn, largely driven by an increase in trading securities and secured lending in Global Markets.

Barclays PLC	38

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.24	Three months ended 31.03.23
	£m	£m
Total income	6,953	7,237
Operating expenses excluding litigation and conduct	(4,118)	(4,111)
Litigation and conduct	(57)	1
Operating expenses	(4,175)	(4,110)
Other net income/(expenses)	12	(5)
Profit before impairment	2,790	3,122
Credit impairment charges	(513)	(524)
Profit before tax	2,277	2,598
Tax charge	(465)	(561)
Profit after tax	1,812	2,037

Attributable to:
Shareholders of the parent	1,550	1,783
Other equity holders	259	246
Equity holders of the parent	1,809	2,029
Non-controlling interests	3	8
Profit after tax	1,812	2,037

Earnings per share
Basic earnings per ordinary share	10.3p	11.3p

Barclays PLC	39

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 31.03.24	As at 31.12.23
Assets	£m	£m
Cash and balances at central banks	251,267	224,634
Cash collateral and settlement balances	137,467	108,889
Debt securities at amortised cost	57,399	56,749
Loans and advances at amortised cost to banks	8,471	9,459
Loans and advances at amortised cost to customers	332,052	333,288
Reverse repurchase agreements and other similar secured lending at amortised cost	2,860	2,594
Trading portfolio assets	195,542	174,605
Financial assets at fair value through the income statement	228,724	206,651
Derivative financial instruments	250,869	256,836
Financial assets at fair value through other comprehensive income	78,180	71,836
Investments in associates and joint ventures	872	879
Goodwill and intangible assets	7,813	7,794
Current tax assets	252	121
Deferred tax assets	6,165	5,960
Other assets	19,185	17,192
Total assets	1,577,118	1,477,487

Liabilities
Deposits at amortised cost from banks	23,525	14,472
Deposits at amortised cost from customers	528,794	524,317
Cash collateral and settlement balances	132,604	94,084
Repurchase agreements and other similar secured borrowings at amortised cost	42,848	41,601
Debt securities in issue	108,247	96,825
Subordinated liabilities	10,543	10,494
Trading portfolio liabilities	69,951	58,669
Financial liabilities designated at fair value	326,195	297,539
Derivative financial instruments	241,815	250,044
Current tax liabilities	650	529
Deferred tax liabilities	22	22
Other liabilities	19,584	17,027
Total liabilities	1,504,778	1,405,623

Equity
Called up share capital and share premium	4,302	4,288
Other reserves	(733)	(77)
Retained earnings	54,870	53,734
Shareholders' equity attributable to ordinary shareholders of the parent	58,439	57,945
Other equity instruments	13,241	13,259
Total equity excluding non-controlling interests	71,680	71,204
Non-controlling interests	660	660
Total equity	72,340	71,864

Total liabilities and equity	1,577,118	1,477,487

Barclays PLC	40

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	259	—	1,550	1,809	3	1,812
Retirement benefit remeasurements	—	—	—	(153)	(153)	—	(153)
Other comprehensive profit after tax for the period	—	—	(696)	—	(696)	—	(696)
Total comprehensive income for the period	—	259	(696)	1,397	960	3	963
Employee share schemes and hedging thereof	40	—	—	417	457	—	457
Other equity instruments coupon paid	—	(259)	—	—	(259)	—	(259)
Vesting of employee share schemes	—	—	14	(476)	(462)	—	(462)
Dividends paid	—	—	—	—	—	(3)	(3)
Repurchase of shares	(26)	—	26	(205)	(205)	—	(205)
Other movements	—	(18)	—	3	(15)	—	(15)
Balance as at 31 March 2024	4,302	13,241	(733)	54,870	71,680	660	72,340

	As at 31.03.24	As at 31.12.23
Other Reserves	£m	£m
Currency translation reserve	3,708	3,671
Fair value through other comprehensive income reserve	(1,535)	(1,366)
Cash flow hedging reserve	(4,048)	(3,707)
Own credit reserve	(463)	(240)
Other reserves and treasury shares	1,605	1,565
Total	(733)	(77)

Barclays PLC	41

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Returns

	Three months ended 31.03.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	479	113	74	899	44	(59)	1,550

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.3	3.0	1.1	30.0	3.6	6.3	58.3
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.3)	(3.5)	(7.8)
Average tangible equity	10.4	3.0	1.0	30.0	3.3	2.8	50.5

Return on average tangible equity	18.5%	15.2%	28.7%	12.0%	5.3%	n/m	12.3%

	Three months ended 31.03.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	515	157	90	1,048	59	(86)	1,783

Average equity	13.9	2.9	1.1	29.1	3.9	5.0	55.9
Average goodwill and intangibles	(3.6)	—	(0.1)	—	(0.8)	(3.8)	(8.3)
Average tangible equity	10.3	2.9	1.0	29.1	3.1	1.2	47.6

Return on average tangible equity	20.0%	21.7%	34.5%	14.4%	7.5%	n/m	15.0%

Barclays PLC	42

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,550	(111)	1,274	1,328	1,783	1,036	1,512	1,071

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	58.3	57.1	55.1	55.4	55.9	54.9	56.8	57.1
Average goodwill and intangibles	(7.8)	(8.2)	(8.6)	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)
Average tangible shareholders' equity	50.5	48.9	46.5	46.7	47.6	46.7	48.6	49.0

Return on average tangible shareholders' equity	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%

Barclays UK
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	479	382	531	534	515	474	549	458

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.3	14.1	14.0	14.2	13.9	13.7	13.5	13.6
Average goodwill and intangibles	(3.9)	(3.9)	(3.9)	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)
Average allocated tangible equity	10.4	10.2	10.1	10.2	10.3	10.2	9.9	10.0

Return on average allocated tangible equity	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	113	59	129	239	157	131	172	166

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0

Return on average allocated tangible equity	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%	22.3%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	74	47	102	91	90	92	108	85

		£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.1	1.1	1.1	1.1	1.1	1.2	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.1	1.0	1.0

Return on average allocated tangible equity	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%	33.5%

Barclays PLC	43

Appendix: Non-IFRS Performance Measures

Barclays Investment Bank
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	899	(149)	580	562	1,048	313	847	418

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9

Return on average allocated tangible equity	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%	5.6%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	44	(3)	3	72	59	101	107	118

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.6	3.6	3.8	3.9	3.9	4.1	4.0	3.4
Average goodwill and intangibles	(0.3)	(0.3)	(0.7)	(0.8)	(0.8)	(0.9)	(0.9)	(0.8)
Average allocated tangible equity	3.3	3.3	3.1	3.1	3.1	3.2	3.1	2.6

Return on average allocated tangible equity	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%	18.2%

Barclays PLC	44

Appendix: Non-IFRS Performance Measures
Reconciliation of total operating expenses to operating costs

	Three months ended 31.03.24	Three months ended 31.03.23
	£m	£m
Total operating expenses	(4,175)	(4,110)
UK regulatory levies[1]	(120)	—
Litigation and conduct	(57)	1
Operating costs	(3,998)	(4,111)

1Comprises the impact of the BoE levy scheme and the UK bank levy.

Reconciliation of group net interest income excluding IB and Head Office	Three months ended 31.03.24
£m
Total Barclays Group net interest income	3,072
Barclays Investment Bank	197
Head Office	186
Group NII excluding IB and Head Office	2,689

Reconciliation of operating expenses excluding litigation and conduct
	Three months ended 31.03.24	Three months ended 31.03.23
	£m	£m
Operating expenses	(4,175)	(4,110)
Litigation and conduct	(57)	1
Operating expenses excluding litigation and conduct	(4,118)	(4,111)

Tangible net asset value per share	As at 31.03.24	As at 31.12.23	As at 31.03.23
	£m	£m	£m
Total equity excluding non-controlling interests	71,680	71,204	69,699
Other equity instruments	(13,241)	(13,259)	(13,784)
Shareholders' equity attributable to ordinary shareholders of the parent	58,439	57,945	55,915
Goodwill and intangibles	(7,813)	(7,794)	(8,664)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	50,626	50,151	47,251

	m	m	m
Shares in issue	15,091	15,155	15,701

	p	p	p
Net asset value per share	387	382	356
Tangible net asset value per share	335	331	301

Barclays PLC	45

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	479	382	531	534	515	474	549	458
Barclays UK Corporate Bank	113	59	129	239	157	131	172	166
Barclays Private Bank and Wealth Management	74	47	102	91	90	92	108	85
Barclays Investment Bank	899	(149)	580	562	1,048	313	847	418
Barclays US Consumer Bank	44	(3)	3	72	59	101	107	118
Head Office	(59)	(447)	(71)	(170)	(86)	(75)	(271)	(174)
Barclays Group	1,550	(111)	1,274	1,328	1,783	1,036	1,512	1,071

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	14.3	14.1	14.0	14.2	13.9	13.7	13.5	13.6
Barclays UK Corporate Bank	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0
Barclays Private Bank and Wealth Management	1.1	1.1	1.1	1.1	1.1	1.2	1.1	1.1
Barclays Investment Bank	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9
Barclays US Consumer Bank	3.6	3.6	3.8	3.9	3.9	4.1	4.0	3.4
Head Office	6.3	6.6	4.6	4.3	5.0	2.1	4.1	6.1
Barclays Group	58.3	57.1	55.1	55.4	55.9	54.9	56.8	57.1

Return on average equity	%	%	%	%	%	%	%	%
Barclays UK	13.4	10.8	15.2	15.1	14.8	13.8	16.3	13.5
Barclays UK Corporate Bank	15.2	8.4	18.3	32.9	21.7	17.8	23.4	22.3
Barclays Private Bank and Wealth Management	26.3	17.4	37.6	32.8	31.6	32.1	38.2	30.7
Barclays Investment Bank	12.0	(2.1)	8.0	7.7	14.4	4.0	10.9	5.6
Barclays US Consumer Bank	4.8	(0.3)	0.3	7.5	6.0	9.9	10.8	14.0
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	10.6	(0.8)	9.3	9.6	12.8	7.5	10.6	7.5

Barclays PLC	46

Shareholder Information

Results timetable[1]			Date
2024 Interim Results Announcement			1 August 2024

				% Change[3]
Exchange rates[2]	31.03.24	31.12.23	31.03.23	31.12.23	31.03.23
Period end - USD/GBP	1.26	1.28	1.23	(2)%	2%
3 month average - USD/GBP	1.27	1.24	1.22	2%	4%
Period end - EUR/GBP	1.17	1.15	1.14	2%	3%
3 month average - EUR/GBP	1.17	1.15	1.13	2%	4%

Share price data
Barclays PLC (p)	183.20	153.78	145.80
Barclays PLC number of shares (m)[4]	15,091	15,155	15,701

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)[5].

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1Note that this date is provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4The number of shares of 15,091m as at 31 March 2024 is different from the 15,080m quoted in the 2 April 2024 announcement entitled "Total Voting Rights" because the share buyback transactions executed on 27 and 28 March 2024 did not settle until 2 April 2024 and 3 April 2024 respectively.
5Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	47

Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify the required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

Barclays PLC	48

Glossary of terms
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Bank of England levy scheme’ a new levy scheme which commenced in Q124 replacing the Cash Ratio Deposit scheme as a means of funding the Bank of England's monetary policy and financial stability operations.

‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses), Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank and Barclays US Consumer Bank.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ This segment incorporates the Global Markets, Investment Banking and International Corporate Banking businesses, serving FTSE 350, multinationals and financial institution clients that are regular users of Investment Bank services.

‘Barclays Private Bank and Wealth Management (PBWM)’ Comprises the Private Bank business and the UK Wealth Management & Investments portfolio, providing holistic wealth and private banking solutions.

‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.

‘Barclays UK Corporate Bank (UKC)’ This division brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with turnover from £6.5m and higher, excluding those clients that form part of the FTSE 350, which are included within the Investment Bank.

‘Barclays US Consumer Bank (USCB)’ The segment represents the US credit card business, particularly focused in the partnership market as well as an online deposit franchise.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

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Glossary of terms
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.

‘Capital Requirements Directive IV (CRD IV)’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.

‘Capital Requirements Directive V (CRD V)’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, as amended by Regulation (EU) 2019/876 (CRR II), a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.

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Glossary of terms
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Cash Ratio Deposit scheme’ previously funded the Bank of England's monetary policy and financial stability functions, until it was replaced with the Bank of England Levy on 1 March 2024.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Client assets and liabilities’ Customer deposits, lending and invested assets.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

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Glossary of terms
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.

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Glossary of terms
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.

‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.

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Glossary of terms
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

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Glossary of terms
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘FVOCI’ Fair value through other comprehensive income.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.

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Glossary of terms
‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for the compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

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‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. In addition to these existing elements, as part of the 20 February 2024 Investor Update Head Office now also includes the German consumer finance business, which is currently accounted for as held for sale, and the merchant acquiring component of the Payments business.
‘High-Net-Worth’ Businesses that provide banking and other services to high net worth customers.
‘High-quality liquid assets (HQLA)’ comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ The intermediate holding company established by Barclays in July 2016, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

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‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

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‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Invested assets’ Assets under management and supervision.

‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part Barclays Investment Bank.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for over-the-counter (OTC) derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each key risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high-quality liquid assets (HQLA) to expected net cash outflows over the next 30 days. HQLA should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

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‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Barclays Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.

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‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

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‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that Other Systemically Important Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

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‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.

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‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in CRR Article 154.4. It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

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‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on their terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.

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Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.

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‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by CRR II.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in CRR Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A subsidiary created by a parent company to isolate financial risk. Its legal status as a separate company makes its obligations secure even if the parent company goes bankrupt.

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‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

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‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.

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‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘UK regulatory levies’ comprises the Bank of England levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.

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‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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